Exhibit 99.2

B2GOLD CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended March 31, 2015

(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 12, 2015 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2015 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2014. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

B2Gold Corp. is a Vancouver-based gold producer with four operating mines - two in Nicaragua, one in the Philippines and one in Namibia. In addition, the Company has advanced development and exploration projects in Mali, Colombia, Burkina Faso and Nicaragua. The Company currently operates the La Libertad Mine and the Limon Mine in Nicaragua, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, which achieved commercial production one month ahead of schedule on February 28, 2015. The Company has an effective 90% interest in the Fekola Project in Mali, an effective 81% interest in the Kiaka Project in Burkina Faso, a 49% interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company also has a 51% interest in a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest.

For the first quarter of 2015, the Company had record gold production of 115,859 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), 20% greater than in the same period in 2014. The Company also had record gold sales of 114,799 ounces (or 133,265 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) as well as revenue of $138.9 million (or a record of $162 million including $23.1 million of pre-commercial production sales from Otjikoto). For accounting purposes, gold revenue earned and related production costs from the sale of gold prior to the date of achieving commercial production have been credited to Otjikoto’s mineral property development costs prior to commercial production. Consolidated cash operating costs were $701 per ounce of gold for the first quarter of 2015, which was $51 per ounce lower than budget but $67 per ounce higher than the first quarter of 2014.

The Fekola Project feasibility study is substantially complete with the final report expected in June of 2015. Road construction and site earthworks in Mali commenced in February 2015.

The Company is projecting another record year for gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold (including pre-commercial production from Otjikoto), an increase of approximately 35% over 2014 production. Consolidated cash operating costs (refer to Non-IFRS Measures) are expected to be in the range of $630 to $660 per ounce. The Company’s consolidated all-in sustaining costs are expected to be in a range of $950 and $1,025 per ounce for 2015. The substantial increase in the Company’s consolidated gold production and the reduction in consolidated cash operating costs per ounce reflect the positive impact of new production from the Company’s low-cost Otjikoto Mine. For the first half of 2015, gold production is expected to be in the range of 225,000 to 245,000 ounces which will be lower than expected gold production in the second half of the year of 275,000 to 295,000 ounces, due to a number of factors including the continued ramp-up of gold production at the Otjikoto Mine and higher forecast grades for the Masbate and Libertad mines in the second half of the year.

REVIEW OF FINANCIAL RESULTS

Selected Quarterly Financial and Operating Results

	Three months ended March 31 (unaudited)

	2015	2014
Gold revenue(2) ($ in thousands)	138,892	129,020
Gold sold, excluding Otjikoto pre-commercial production results (ounces)	114,799	98,995
Average realized gold price(2) ($/ounce)	1,210	1,303
Gold sold, total including Otjikoto pre-commercial production results (ounces)	133,265	98,995
Gold produced, excluding Otjikoto pre-commercial production results (ounces)	97,044	96,303
Gold produced, total including Otjikoto pre-commercial production results (ounces)	115,859	96,303
Cash operating costs(1)(2) ($/ounce gold)	701	634
Total cash costs(1)(2) ($/ounce gold)	753	679
Adjusted net income (1)(2))(3) ($ in thousands)	10,908	17,172
Adjusted earnings per share (1)(2)(3) – basic ($)	0.01	0.03
Net income (loss) ($ in thousands)	6,341	(23,978)
Earnings/(Loss) per share – basic(3) ($/share)	0.01	(0.04)
Earnings/(Loss) per share – diluted(3) ($/share)	0.00	(0.04)
Cash flows from operating activities ($ in thousands)	58,663	18,414

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

(2) Includes the results from the Otjikoto Mine from March 1, 2015.

(3) Attributable to the shareholders of the Company.

First quarter 2015 and 2014

Revenue

Gold revenue for the first quarter of 2015 was $138.9 million (or a record of $162 million including $23.1 million of pre-commercial production sales from Otjikoto) on record sales of 114,799 ounces (or 133,265 ounces including 18,466 ounces of pre-commercial production sales from Otjikoto) at an average price of $1,210 per ounce compared to $129 million on sales of 98,995 ounces at an average price of $1,303 per ounce in the 2014 first quarter. The 8% increase in gold revenue was mainly attributable to a 16% increase in gold sales volume, partially offset by an approximately 8% decline in the average realized gold price.

In the first quarter of 2015, the Masbate Mine accounted for $68.4 million (Q1 2014 - $60.7 million) of gold revenue from the sale of 56,500 ounces (Q1 2014 – 46,800 ounces), the Libertad Mine accounted for $37.5 million (Q1 2014 - $50.0 million) of gold revenue from the sale of 30,816 ounces (Q1 2014 – 38,195 ounces) while $16.7 million (Q1 2014 - $18.3 million) was contributed by the Limon Mine from the sale of 13,800 ounces (Q1 2014 – 14,000 ounces). The Otjikoto Mine accounted for $16.2 million of gold revenue from the sale of 13,683 ounces in March 2015, subsequent to reaching commercial production on February 28, 2015. Total Otjikoto Mine sales for the first quarter of 2015 were $39.3 million from the sale of 32,149 ounces including pre-commercial production revenues of $23.1 million. For accounting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production have been credited to Otjikoto’s mineral property development costs.

Production and operating costs

Consolidated gold production in the first quarter of 2015 was 115,859 ounces (including 18,815 ounces of pre-commercial production from Otjikoto), exceeding budget by 754 ounces and 20% greater than in the same period last year. The increased gold production was primarily attributable to the successful production ramp-up at the Otjikoto Mine. On February 28, 2015, the new Otjikoto Mine in Namibia achieved commercial production, one month ahead of schedule, after a strong start-up following its first gold pour on December 11, 2014. Gold production at the Company’s Masbate Mine in the Philippines and La Libertad and Limon Mines in Nicaragua were in-line with budget. For the first half of 2015, gold production is expected to be in the range of 225,000 to 245,000 ounces which will be lower than expected gold production in the second half of the year of 275,000 to 295,000 ounces, due to a number of factors including the continued ramp-up of gold production at the Otjikoto Mine and higher forecast grades for the Masbate and Libertad mines in the second half of the year.

In the first quarter of 2015, consolidated cash operating costs were $701 per ounce, $51 per ounce or 7% below budget. The favourable variance reflects the successful start-up of the low-cost Otjikoto Mine (Otjikoto cash operating costs are included for the month of March) and lower costs for fuel/diesel and cost savings at both the Masbate and Limon mines. Consolidated cash operating costs in the first quarter of 2015 were higher than the first quarter of 2014 due to lower production from the Libertad and Limon mines in 2015 as a result of expected lower mined grades at both sites. Refer to “Review of mining operations and development projects” for mine specific details. All-in sustaining cash costs for the first quarter of 2015 were $1,091 per ounce compared to $1,039 per ounce for the first quarter of 2014 (refer to Non-IFRS Measures).

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $32.8 million in the first quarter of 2015 compared to $25.3 million in the same period in 2014. The increase in depreciation expense was mainly due to a 16% increase in the gold ounces sold. Additionally, the depreciation charge increased to $286 per ounce of gold sold in the current quarter from $256 per ounce of gold sold in the comparative quarter. The increase was a result of a decrease in the depreciation base resulting from changes in the Company’s reserves and resources over the prior year. In addition, additional depreciation of $1.5 million was recorded for changes in the useful lives for straight-line depreciated assets.

Other

General and administrative costs (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia, the Volta office in Toronto, and the Company’s Australian and other offshore subsidiaries. G&A increased in the first quarter of 2015 compared to the comparable period in the prior year by approximately $2.4 million to $9.7 million which included higher salary costs of $1.4 million resulting from the timing of the payment of management bonuses (in 2014, these were paid in the second quarter), $0.2 million for the Australian Papillon Resources Limited (“Papillon”) head office costs which closed in March 2015 and $0.3 million of Windhoek office G&A following the commencement of commercial production at the Otjikoto Mine on March 1, 2015.

First quarter 2015 share-based payment expense has increased $2 million to $5.5 million as a result of higher issuance, during the period, of stock options (Q1 2015 – 21.7 million vs Q1 2014 – 1.9 million) and RSUs (Q1 2015 – 1.9 million vs Q1 2014 – nil).

The Company’s results for the first quarter of 2015 included a non-cash gain of $1.7 million on the convertible senior subordinated notes compared to a non-cash loss of $38.3 million in the first quarter of 2014. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. The Company’s first quarter results also included a gain of $2.2 million resulting from the sale of the Bellavista property in January 2015 for consideration of $1 million in cash and a 2% net smelter returns royalty on the sale of minerals produced from the Bellavista project.

The Company reported $1.7 million (net of capitalized interest) in interest and financing expense during the first quarter of 2015 as compared with $1.3 million in the first quarter of 2014. The increase in interest expense was due to increased debt levels in the period, relating mainly to the revolving corporate credit facility and equipment loans. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the three months ended March 31, 2015, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto in the amount of $3.2 million (Q1 2014 - $2.5 million).

The Company also reported $1.3 million in write-downs of its available-for-sale investments in the first quarter of 2015 compared to $0.3 million in the first quarter of 2014 due to continued decline in the market values of the underlying securities.

The Company recorded a net current income tax recovery of $2.3 million in the first quarter of 2015 compared to a charge of $9.5 million in the first quarter of 2014. The net recovery amount is a result of a number of factors including lower gold revenues at La Libertad in the first quarter of 2015 and a reversal of tax provisions previously accrued for tax assessments, which were settled in the first quarter of 2015.

For the first quarter of 2015, the Company generated a net income of $6.3 million ($0.01 per share) compared to net loss of $24.0 million ($(0.04) per share) in the comparable period of 2014. Adjusted net income (refer to “Non-IFRS Measures”) was $10.9 million ($0.01 per share) compared to $17.2 million ($0.03 per share) in the first quarter of 2014. Adjusted net income in the first quarter of 2015 primarily excluded share-based payments of $5.5 million, the gain on sale of the Bellavista property of $2.2 million, a non-cash mark-to-market gain of $1.7 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes.

Cash flow from operating activities was $58.7 million ($0.06 per share) in the first quarter of 2015 compared to $18.4 million ($0.03 per share) in the first quarter of 2014. Cash flow from operations in the current quarter increased $40.3 million, mainly due to a $37.6 million positive change in working capital during the quarter. The main changes in working capital related to value-added and other tax receivables and inventories. In the first quarter of 2014, cashflows were negatively impacted by $10.9 million relating to the timing of Otjikoto construction value-added tax recoveries. This was not repeated in the first quarter of 2015. In addition sales in the first quarter of 2015 benefitted from a drawdown of bullion inventory of 9,612 ounces at Masbate, generating sales of $11.6 million. At the end of December 31, 2014, Masbate inventories had built up due to the late timing of production shipments and a refinery shut down which meant that sales of December 2014 gold shipments were pushed into early January 2015.

As at March 31, 2015, the Company remained in a strong financial position with working capital of $143.4 million including unrestricted cash and cash equivalents of $128.2 million. In addition, the Company has $75 million of undrawn capacity on its existing Senior Credit Facility.

The Company is well advanced in negotiations with its lenders and a syndicate of international banks to increase the term and amount of its revolving credit facility from $200 million to approximately $400 million (the “New RCF”). Closing of the New RCF is expected later in the second quarter of 2015.

The Company believes that closing of the proposed New RCF coupled with strong operating cashflows from the Company’s existing mine operations will provide the Company with adequate resources both to maintain its operations and fund construction of the Fekola Project (anticipated late 2017), based on current assumptions, including current gold prices.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS

Masbate Mine – Philippines

	Three months ended March 31 (unaudited)

	2015	2014
Gold revenue ($ in thousands)	68,448	60,707
Gold sold (ounces)	56,500	46,800
Average realized gold price ($/ ounce)	1,211	1,297
Tonnes of ore milled	1,756,234	1,598,090
Grade (grams/ tonne)	1.05	1.03
Recovery (%)	78.5	80.9
Gold production (ounces)	46,241	42,576
Cash operating costs(1) ($/ ounce gold)	674	723
Total cash costs(1) ($/ ounce gold)	735	772
Capital expenditures ($ in thousands)	4,126	9,531
Exploration ($ in thousands)	1,204	1,659

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

First quarter gold production at Masbate was 46,241 ounces, in-line with budget and an increase of approximately 9% or 3,665 ounces over the same period last year. Masbate’s new SAG mill is running consistently and performing well. Mill throughput was 1,756,234 tonnes, approximately 10% higher than in the first quarter of 2014. The average gold grade processed was 1.05 grams per tonne (“g/t”) (Q1 2014 – 1.03 g/t) and mill recoveries averaged 78.5% (Q1 2014 – 80.9%). Gold recoveries decreased slightly in the quarter due to the lower proportion of oxide ore in the material processed. For the first quarter of 2015, 58% of the feed for the plant was oxide ore and 42% was a mix of transitional and fresh ore. Oxide sources included Colorado and Main Vein Stage 1 pits. The transitional and fresh material was sourced from Main Vein Stage 2 and Panique pits. Both material types were supplemented by stock-pile sources. In Q2 2015, the Company anticipates that oxide ore will comprise 53% of the mill feed with the balance being a mixture of transitional and fresh ore and for full year 2015, oxide ore is estimated to comprise 34% of the mill feed.

Masbate’s cash operating costs in the first quarter of 2015 were $674 per ounce, $67 per ounce lower than budget and $49 per ounce lower than in the prior-year quarter as a result of cost savings across all areas. Mining costs were 9% lower than budget due to savings in fuel costs and slightly lower material movement than planned. Process costs were also lower due to reduced costs of power generation. Heavy fuel oil purchases were $0.32 per litre compared to a budget of $0.49 per litre, resulting in power costs of $0.14 per kWh versus a budget of $0.15 per kWh. Additionally, for the first quarter of 2015, the process area had 12% lower costs due to lower costs for process consumables, such as lime and consumables used for tailings treatment.

Capital expenditures in the first quarter of 2015 totalled $4.1 million consisting of land purchases of $0.8 million, prestripping of $0.6 million, water treatment plant improvements of $0.7 million and tailings pond development of $0.3 million.

The Company is reviewing expansion case options for the process plant. Analysis of the final report is expected to be completed by the end of Q2 2015. Metallurgical results indicate that with a coarser grind size project economics are improved if leach retention time is in excess of 24 hours. Tests to determine the optimum retention time were completed and as a result, the Company has budgeted $10 million to install additional leach tanks in 2015 to increase leach retention time. The installation is now expected to be completed by the end of 2015. The Company continues to assess longer-term expansion options.

In the first quarter of 2015, the extension of Masbate’s income tax holiday was approved for an additional year to June 2016. The Company is in the process of applying for one additional year’s extension to 2017.

The Masbate Mine is projected to produce between 170,000 to 180,000 ounces of gold in 2015 at a cash operating cost of approximately $740 to $775 per ounce overall. Cash operating costs for 2015 are budgeted to decrease compared to 2014 actuals, mainly due to lower budgeted costs for consumables (fuel, cyanide and grinding media material) and the change from contract mining to self-mining at the end of 2014. Operating cash costs in the second quarter of 2015 are budgeted to be higher than the first quarter as a result of budgeted lower grade and recoveries and related increased mining costs. Grade is budgeted to improve in the second half of 2015 (average grade of 1.19 g/t) resulting in lower operating cash costs in the second half of the year.

Otjikoto Mine - Namibia

	One month ended March 31, 2015 (Post-Commercial Production)	Three months ended March 31, 2015
Gold revenue ($ in thousands)	16,187	39,281
Gold sold (ounces)	13,683	32,149
Average realized gold price ($/ ounce)	1,183	1,222
Tonnes of ore milled	237,712	656,538
Grade (grams/ tonne)	1.65	1.53
Recovery (%)	98.6	97.2
Gold production (ounces)	12,319	31,134
Cash operating costs(1) ($/ ounce)	477	N/A
Total cash costs(1) ($/ ounce)	515	N/A
Capital expenditures(2) ($ in thousands)	N/A	13,526
Exploration(2) ($ in thousands)	N/A	802

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)	Capital expenditures and exploration are presented on a quarterly basis only.

In January and February 2015, Otjikoto continued its strong ramp up to commercial production. Based on the performance of the mill, and the fact that the Company met commercial production criteria of 30 consecutive days of mill throughput at 65% of nameplate capacity by February 28, 2015, the Otjikoto Gold Project declared commercial production as of that date.

March 2015 was the first month of commercial production and 12,319 ounces were produced (against a budget of 11,964 ounces). In March, the average daily mill throughput was 7,668 tonnes of ore per day (compared to budget of 6,855 tonnes) with mill recoveries averaging 98.6% (compared to budget of 95.9%). The average gold grade processed was 1.65 g/t compared to budget of 1.83 g/t.

The better than budgeted production for the first quarter of 2015 was mainly the result of higher mill throughput (657,000 tonnes versus 538,000 tonnes budgeted) and mill recoveries (97.2 % versus a budget of 96%). During the quarter, the average daily mill throughput was 7,295 tonnes of ore per day (compared to budget of 5,982 tonnes). The mill has a design capacity of approximately 6,800 tonnes of ore per day. The average gold grade processed for the first quarter was 1.53 g/t (compared to budget of 1.75 g/t). The processed gold grade continues to improve towards budget as the mine optimizes mining grade control and continues to fine tune the new on-site assay lab. This improvement is expected to continue as the mine gets below the complex oxide upper portion of the orebody and reaches primary ore.

In April (subsequent to the first quarter), Otjikoto continued to exceed expectations. Otjikoto produced 13,414 ounces of gold, 21% higher than the budget of 11,078 ounces. In addition, gold grades milled averaged 1.77 g/t, exceeding budget of 1.74 g/t.

Otjikoto’s cash operating cost for March 2015, the first month of commercial production was $477 per ounce which was $64 per ounce lower than budget. The reduction in costs per ounce was mainly attributable to higher gold production than budgeted and lower mining costs. Mining costs were positively impacted by lower than budgeted maintenance work on heavy mobile equipment which was deferred and lower in-pit drilling costs. Mining and processing costs were positively impacted by diesel and gasoline prices which were 13% lower than budget and HFO prices which were 6% lower than budget. Reported cash operating costs in US dollars were also positively impacted by a 7% weaker Namibian dollar/US dollar foreign exchange rate than budgeted.

Net capital expenditures in the first quarter of 2015 totalled $13.5 million and included expansion costs of $6.3 million ($5.2 million for mobile equipment, $1.1 million for the plant), a net cash inflow of $7.1 million for pre-commercial sales proceeds offset by pre-commercial production costs (the pre-production revenue credited to Otjikoto’s mineral property development costs was $23.1 million from the sale of 18,466 ounces) and development costs of $14.3 million. The Otjikoto Mine development costs included payments for the three months ended March 31, 2015 totalling $8.1 million for capital costs incurred and liabilities accrued in 2014.

Expansion of the Otjikoto mill from 2.5 million tonnes per year to 3.0 million tonnes per year continues on schedule. Two additional leach tanks have been installed and the pebble crusher has been ordered. It is anticipated that this work will be completed by August 31, 2015. This will support additional throughput initially from the Otjikoto Mine and subsequently from the fully permitted Wolfshag deposit that is located immediately adjacent to the main Otjikoto deposit.

For 2015, the Otjikoto Gold Mine in Namibia is expected to produce between 140,000 to 150,000 ounces of gold (including pre-commercial production) at a cash operating cost in the $500 to $525 per ounce range. All ore in 2015 will come from the existing Otjikoto pit. Once the planned mill expansion is completed in the third quarter of 2015, the Company expects that annual gold production from the main Otjikoto pit will increase significantly to approximately 200,000 ounces in 2016 and 2017. Otjikoto’s gold production will also be enhanced by the development of its Wolfshag zone, adjacent to the main Otjikoto pit.

La Libertad Mine - Nicaragua

	Three months ended March 31 (unaudited)

	2015	2014
Gold revenue ($ in thousands)	37,535	49,997
Gold sold (ounces)	30,816	38,195
Average realized gold price ($/ ounce)	1,218	1,309
Tonnes of ore milled	586,006	546,314
Grade (grams/ tonne)	1.48	2.36
Recovery (%)	93.9	93.2
Gold production (ounces)	25,326	38,596
Cash operating costs(1) ($/ ounce gold)	841	541
Total cash costs(1) ($/ ounce gold)	868	568
Capital expenditures ($ in thousands)	6,139	7,775
Exploration ($ in thousands)	1,049	1,166

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

La Libertad Mine completed another solid quarter relative to budget, processing 568,006 tonnes (Q1 2014 - 546,314 tonnes) to produce 25,326 ounces of gold, exceeding budget by 508 ounces. As expected, gold production in the current quarter was lower compared to 38,596 ounces produced in the first quarter of 2014, as the prior-year quarter benefited from higher grade ore being processed from the Crimea and Santa Maria pits which are no longer active. However, gold production in 2015 from La Libertad is expected to be weighted to the second half of the year, when mining and processing of higher grade ore from the Jabali Antenna and Los Angeles pits are planned to commence. The overall budgeted grade for 2015 is 2.06 g/t. The plant continues to operate well with gold recoveries averaging 93.9% (Q1 2014 – 93.2%) and throughput averaging 6,310 tpd.

La Libertad’s cash operating costs in the first quarter of 2015 were on budget at $841 per ounce, but $300 per ounce higher than in the prior period quarter due to lower gold production during the first quarter of 2015. Tonnes processed during the first quarter of 2015 were 7% higher than the first quarter of 2014, but the average grade was 37% lower, as described above, resulting in lower production and therefore higher per ounce cash operating costs.

Total capital expenditures in the first quarter of 2015 were $6.1 million, consisting primarily of La Esperanza Tailings Dam expansion of $2.8 million, capital spares of $1.0 million, prestripping of $0.9 million and Jabali development costs of $0.7 million.

La Libertad Mine is projected to produce approximately 135,000 to 145,000 ounces of gold in 2015 at a cash operating cost of approximately $605 to $635 per ounce. Operating cash costs were budgeted to increase over 2014 actuals, mainly due to the longer haul distance from the new Jabali Antena pit and planned commencement of underground mining at the Mojon Central pit.

Limon Mine – Nicaragua

	Three months ended March 31 (unaudited)

	2015	2014
Gold revenue ($ in thousands)	16,723	18,316
Gold sold (ounces)	13,800	14,000
Average realized gold price ($/ ounce)	1,212	1,308
Tonnes of ore milled	122,677	116,012
Grade (grams/ tonne)	3.54	4.46
Recovery (%)	94.1	91.0
Gold production (ounces)	13,158	15,131
Cash operating costs(1) ($/ ounce)	738	624
Total cash costs(1) ($/ ounce)	818	699
Capital expenditures ($ in thousands)	5,397	4,840
Exploration ($ in thousands)	847	979

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

Quarterly gold production at the Limon open pit and underground mine was 13,158 ounces (Q1 2014 – 15,131 ounces) which was 793 ounces below budget. Gold production was temporarily affected in March 2015 by a four day labour dispute (primarily over long term disability benefits) which was subsequently resolved without any material impact on overall production for the quarter.

The process plant performed well in the first quarter with mill throughput of 122,677 tonnes (Q1 2014 - 116,012 tonnes) and mill recoveries averaging 94.1% (Q1 2014 - 91%). The mill performance reflects ongoing improvements in downstream tank circuitry and cyclone improvements. The average gold grade processed was 3.54 g/t (Q1 2014 – 4.46 g/t). In 2014 higher grade surface pits were available from the Santa Emilia and Veta Nueva pits which carried grades averaging 4.66 g/t. These pits were fully mined by the end of 2014. In the coming quarter, El Limon moves to 100% underground based production and gold grades are expected to steadily improve. Overall budgeted gold grades for 2015 are 4.12 g/t.

Limon’s cash operating costs in the first quarter of 2015 were $738 per ounce, $79 per ounce lower than budget but $114 per ounce higher than in the prior-year quarter. Cash operating costs per ounce were lower than budget due to lower development and mining costs in Santa Pancha 1, lower processing costs across a number of areas, including lower liner costs, reduced consumable costs for leaching and lower general and administration costs. First quarter 2015 cash operating costs were higher than the prior-year quarter primarily due to lower gold production in the first quarter of 2015 resulting from anticipated lower gold grades as discussed above. In addition, 2014 cash costs per ounce were lower due to relatively more surface pit material being processed which carried lower mining costs (56% surface ore component in 2014 versus a 47% in Q1 2015).

Capital expenditures in the first quarter of 2015 totalled $5.4 million which consisted mainly of underground development costs for Santa Pancha of $1.2 million, San Jose tailings facilities Phase 3 Expansion costs of $2.3 million and underground equipment $1.7 million.

The Limon open pit and underground mine is projected to produce approximately 55,000 to 65,000 ounces of gold in 2015 at a cash operating cost of approximately $680 to $710 per ounce. Gold production in 2015 is budgeted to increase by approximately 25% over 2014 production now that the dewatering system is fully installed and functional at Santa Pancha 1. Higher grade material from underground sources is expected to provide 82% of Limon’s mill feed in 2015.

Fekola Project - Mali

The Company continues to advance the Fekola Project. Based on current assumptions and subject to mine construction, the Fekola Project has the potential to increase the Company’s annual gold production by approximately 300,000 ounces per year in 2018, based on current assumptions.

Road construction and site earthworks at Fekola began in February 2015 led by core team members of the Otjikoto construction team. Early works in the quarter included the assessment of construction equipment needs, purchasing and mobilization of required equipment and materials, hiring of local contractors and mobilization of key personnel. The majority of the construction team that just successfully completed the Otjikoto Project is scheduled to build the Fekola Project and the earthworks team has been mobilized to Mali. Current early works construction include: improving the existing access road between Kenieba and the site, construction of a new site access road, stockpiling of sand and gravel to be used to produce concrete, construction of an on-site airstrip designed to allow personnel to fly directly in and out of site, commencement of camp construction and commencement of excavations within the mill footprint. The goal is to complete these critical tasks by June 30, 2015, prior to the rainy season so construction work can continue uninterrupted through all seasons.

The Company is also assessing and optimizing the preliminary economic assessment work previously completed by Papillon. This includes: completion of a new metallurgical testing program, reviewing the optimal grind size and throughput rate, optimal size and configuration of the mills, assessing the mine plan, reviewing Health, Safety and Environmental controls, power alternatives and general site layout configurations. Upon completion of these assessments, the Company plans to release an updated mineral resource estimate and updated feasibility study for the Fekola Project by June 30, 2015. Based on current assumptions, the Company believes that Fekola Mine construction could be complete and in the commissioning phase by as early as the fourth quarter of 2017.

The initial 2015 budget for Fekola is $42 million and covers the early earthworks and feasibility study costs currently being incurred. Further guidance on the total expected construction costs for the Fekola Project, including any increase to budgeted 2015 Fekola costs, will be provided once the Fekola feasibility study is completed (scheduled for June 2015).

The 2015 exploration program in Mali will include 19,300 meters of drilling at Fekola and targets around Fekola. In addition, other properties included in the Papillon acquisition will also be evaluated. The total budget for 2015 will be $5.6 million.

In January 2015, the Company purchased the remaining 10% interest in Songhoi Resources SARL owned by a Malian company. The purchase price consisted of $21.2 million in cash and common shares and the grant of a 1.65% net smelter royalty (“NSR”) on the Fekola Project after deducting costs for smelting, refining and government fees. The cash and common shares are payable in three tranches: (1) $5.7 million cash and $6 million common shares were paid/issued on closing (paid), (2) $2 million cash and $4 million payable in cash or common shares at the holder’s option on the first anniversary of the agreement date (January 18, 2015) and (3) $1.5 million cash and $2 million payable in cash or common shares at the holder’s option upon achievement of commercial production at the Fekola Project.

The Company is in the process of creating a wholly-owned subsidiary company in Mali (the “Exploitation Company”). In conjunction with the negotiation of a related shareholder’s agreement, the mining license currently held in Songhoi will be transferred to this company and the Government of Mali will take a free carried 10% equity interest in the Exploitation Company. The Malian Mining Code also allows the Government of Mali to purchase (at market terms) an additional 10% interest in the Exploitation Company. The Government of Mali has expressed an interest in acquiring an additional 10% interest and negotiations are on-going. If the Government of Mali is successful, and as anticipated, the final ownership of the Exploitation Company will be 80% by the Company and 20% by the Government of Mali. The Company has also begun the process of negotiating a new Mining Convention with the Government of Mali which will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project. Creation of the Exploitation Company and negotiation of the Mining Convention are expected to be completed by the third quarter of 2015.

In 2005 Papillon, which was subsequently acquired by the Company, entered into an exclusive joint agreement with a local Malian company whereby Papillon agreed to pay the local Malian company 1% of any dividend received from any joint exploitation company formed in Mali. On March 19, 2015, the Company and the local Malian company signed an agreement whereby the rights described above were terminated. As consideration for these rights, B2Gold shares were issued for a total value of $4 million and a cash payment of $4 million which were both made subsequent to March 31, 2015. The 1% dividend is equivalent to a non-controlling interest as it would give the local Malian company a participation in the net assets of any joint exploitation company. As a result, the $8 million consideration paid was recorded as a charge to retained deficit.

Kiaka Project – Burkina Faso

An environmental and social impact assessment (ESIA) was completed and submitted to the regulatory agencies in February 2014 and a permitting study to advance the Kiaka Project to an exploitation licence was completed and submitted to the Ministry of Mines and Energy in Burkina Faso in March 2014. The two permitting applications were based on processing 6 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and uses a smaller pit that resulted in an improved ore to waste ratio. The Company completed the public consultation process and other requirements and formal approval of the ESIA was granted on April 15, 2015. With the approval of the ESIA, the Ministry of Mines and Energy can now proceed with the approval process for the exploitation license.

The Company intends to update the feasibility report for Kiaka by the first quarter of 2016. This will allow additional time for updating the Mineral Resource model with all current information.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2015 the Company had cash and cash equivalents of $128.2 million compared to cash and cash equivalents of $132.6 million at December 31, 2014. Working capital at March 31, 2015 was $143.4 million compared to working capital of $175.0 million at December 31, 2014. Strong cash flow from operations for the first quarter of 2015 of $58.7 million was used to fund the Company’s capital expenditure needs.

Cash flow from operating activities was $58.7 million during the three months ended March 31, 2015 compared to $18.4 million during same period in 2014 including a positive working capital change of $37.7 million. The main changes in working capital related to value-added and other tax receivables and inventories. In the first quarter of 2014, cashflows were negatively impacted by $10.9 million relating to the timing of Otjikoto construction VAT recoveries. This was not repeated in the first quarter of 2015. In addition sales in the first quarter of 2015 benefitted from a drawdown of bullion inventory of 9,612 ounces at Masbate, generating sales of $11.6 million. At the end of December 31, 2014, Masbate inventories had built up due to the late timing of production shipments and a refinery shut down which meant that sales of December 2014 gold shipments were pushed into early January 2015.

Cash from operating activities before changes in working capital were consistent across the comparable quarters, even in a lower gold price environment reflecting the continued strong performance of the Company’s operating mines, and most significantly the addition of the low cost Otjikoto Mine in the first quarter of 2015.

For the three months ended March 31, 2015, resource property expenditures totalled $56.9 million with the most significant component being Otjikoto Mine net capital expenditures of $13.5 million for the period which included a pre-production revenue offset of $23.1 million. Commercial production was achieved ahead of schedule on February 28, 2015. The Otjikoto Mine net capital expenditures were $13.5 million for the first quarter of 2015 consisting of expansion costs of $6.3 million, a net cash inflow of $7.1 million for pre-commercial sales proceeds offset by pre-commercial production costs (the pre-production revenue offset was $23.1 million) and development costs of $14.3 million. The Otjikoto Mine development expenditures included payments for the three months ended March 31, 2015 totalling $8.1 million for capital costs incurred and liabilities recorded in 2014. At March 31, 2015, accounts payable and accrued liabilities include $6.3 million of Otjikoto capital costs incurred but not paid.

As at March 31, 2015, the Company had utilized $125 million of its Existing RCF, leaving $75 million available under the existing facility. The Company also has $6.5 million available to draw on its Otjikoto equipment loan facility, based on quarter-end foreign exchange rates. The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) on the Otjikoto equipment loan equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. As at March 31, 2015, the balance in the DSRA increased to $4.1 million as a result of the additional amounts drawn during the first quarter of 2015.

The Company is well advanced in negotiations with its lenders and a syndicate of international banks to increase the term and amount of its revolving credit facility from $200 million to approximately $400 million (the “New RCF”). Closing of the New RCF is expected later in the second quarter of 2015.

The Company believes that closing of the proposed New RCF coupled with strong operating cashflows from the Company’s existing mine operations will provide the Company with adequate resources both to maintain its operations and fund construction of the Fekola Project (anticipated late 2017), based on current assumptions, including current gold prices.

Derivative financial instruments

As a result of the requirements under the Existing Credit Facility, the Company entered into a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

For the three months ended March 31, 2015, the Company’s gold collars had an estimated fair value of $0.3 million. The following is a summary, by maturity dates, of the Company’s gold collar contracts outstanding as at March 31, 2015:

	2015	2016	2017	2018	Total

Gold zero-cost collars:
- Floor amount (ounces)	7,650	10,200	10,200	1,400	29,450
- Average floor price	$1,000	$1,000	$1,000	$1,000	$1,000
- Ceiling amount (ounces)	13,725	18,300	18,300	2,100	52,425
- Average ceiling price	$1,721	$1,721	$1,721	$1,700	$1,721

In the fourth quarter of 2014 the Company entered into a series of forward contracts for the purchase of fuel oil, gas oil and diesel with settlements scheduled between January 2015 and January 2017. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

For the three months ended March 31, 2015, the Company’s fuel forwards has an estimated fair value of $(3.1) million. At March 31, 2015, the Company had the following fuel forwards outstanding:

	2015	2016	2017	Total

Forward – fuel oil:
- Litres (thousands)	15,030	10,906	840	26,776
- Average strike price	$0.40	$0.38	$0.38	$0.39
Forward – gas oil:
- Litres (thousands)	6,570	4,735	364	11,669
- Average strike price	$0.54	$0.53	$0.53	$0.54
Forward – diesel:
- Litres (thousands)	6,427	4,403	335	11,165
- Average strike price	$0.50	$0.53	$0.53	$0.51

Gold commitments

Under the terms of the Existing Credit Facility, the Company is required to maintain a series of rand denominated gold forward contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. These contracts are excluded from the scope of IAS 39, accounted for as executory contracts as they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts have been recorded in the financial statements. The effect of these contracts will be to provide a fixed price in rand for a portion of gold sales.

During the three months ended March 31, 2015, the Company delivered 7,749 ounces into these contracts at an average rand price of 14,735 per ounce.

At March 31, 2015, the following gold forward contracts with respect to the Otjikoto Project were outstanding (by maturity dates):

	2015	2016	2017	2018	Total

Gold forward contracts:
- Ounces	27,747	52,986	55,716	48,216	184,665
- Average price per ounce (rand)	14,917	15,500	15,587	15,727	15,492

Operating activities

Cash flow from operating activities was $58.7 million during the three months ended March 31, 2015 compared to $18.4 million during same period in 2014 resulting from a positive working capital change of $37.7 million. Cash from operating activities before changes in working capital were consistent across the comparable quarters, even in a lower gold price environment reflecting the continued strong performance of the Company’s operating mines, including the addition of the Otjikoto Mine in the first quarter of 2015.

Financing activities

The Company’s cash from financing activities for the three months ended March 31, 2015 was $0.4 million. The Company made a drawdown of $3.9 million on the Otjikoto equipment loan facility during the first quarter of 2015 and made repayments on the following facilities: Otjikoto equipment loan facility - $1.7 million and Libertad equipment loan - $0.4 million. The Company also paid $1.5 million for interest and commitment fees during the first quarter of 2015.

Investing activities

During the three months ended March 31, 2015, capital expenditures on sustaining capital, pre-stripping and development at the Masbate Mine (see “Masbate Mine” section) totalled $4.1 million (Q1 2014 - $9.5 million), the Libertad Mine (see “La Libertad Mine” section) totalled $6.1 million (Q1 2014 - $7.8 million), and the Limon Mine (see “Limon Mine” section) totalled $5.4 million (Q1 - 2014 - $4.8 million). The Otjikoto Mine net capital expenditures were $13.5 million for the first quarter of 2015 consisting of expansion costs of $6.3 million, a net cash inflow of $7.1 million for pre-commercial production sales proceeds offset by pre-commercial production costs (the pre-commercial production revenue offset was $23.1 million) and development costs of $14.3 million. Capital expenditures at the Fekola Project for the first quarter of 2015 were $18.5 million and related to early road construction and site earthworks, including road construction and the acquisition of equipment.

Exploration

Resource property expenditures on exploration are disclosed in the table below.

	Three months ended March 31 (unaudited)
	2015 $ (000’s)	2014 $ (000’s)

Masbate, exploration	1,203	1,659
Libertad Mine, exploration	1,049	1,166
Limon Mine, exploration	847	979
Otjikoto exploration	802	1,081
Kiaka, exploration	649	1,885
Calibre joint operation (Primavera)	417	334
Pavon	385	601
Other	430	473

	5,782	8,178

Masbate Mine

The Masbate exploration budget for 2015 is approximately $5.4 million including 13,100 meters of drilling. The program is now focused in the Pajo area. B2Gold’s geological team believes there is good potential to increase the Masbate reserves and resources with additional exploration drilling.

La Libertad Mine

La Libertad exploration budget for 2015 is approximately $5 million for a total of 13,100 metres of planned diamond drilling. The program comprises largely brownfields (near mine) drilling, including Jabali Antenna East infill drilling, Mojon underground potential and other targets to be developed. Regionally, the Libertad exploration program continues to generate targets within the mineral claim area. B2Gold’s exploration team believe there is potential to extend the mine life at Libertad with underground and small open pit targets.

Limon Mine

The Limon exploration budget for 2015 is approximately $4.2 million for a total of 9,400 metres of planned diamond drilling. The program largely comprises brownfields (near mine) drilling, including #8 shaft infill drilling, Veta Nueva area underground resource drilling and some blue-sky potential to the west of the property. Regionally, the exploration teams continue to follow up on extensions to the main vein systems and open pit potential up-dip of previously mined vein targets. Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine.

Otjikoto

On January 20, 2015, the Company announced updated mineral resource estimate for the Wolfshag zone. The updated inferred mineral resource contains 675,000 ounces of gold within 2.581 million tonnes grading 8.14 g/t gold utilizing a 3 g/t cut-off. This inferred resource is below a pit shell containing an additional 1.035 million tonnes at 2.81 g/t gold (93,000 ounces gold) in the indicated category. The Company expects to complete an updated mine plan by the end of 2015 which will incorporate open pit and underground mining from Wolfshag into the Otjikoto Mine Plan.

The 2015 exploration program around Otjikoto will include 18,700 meters in drilling to further test and infill the down plunge extension of the Wolfshag resource and to commence testing of the down plunge higher grade shoots at Otjikoto. The total exploration budget in 2015 is $5.7 million.

CRITICAL ACCOUNTING ESTIMATES

Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Note 5 of its audited consolidated financial statements as at December 31, 2014. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

•	Ore reserve and resource estimates;
•	Uncertain tax positions.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. During the three months ended March 31, 2015, the Company settled some of the assessments resulting in a reduction in the provision and an associated income tax recovery of $2 million. At March 31, 2015, the Company has a provision totalling $4 million outstanding (December 31, 2014 - $6 million) representing its best estimate of the outcome of current assessments. The Company is appealing the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

RISKS AND UNCERTAINTIES

The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s AIF which could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2015, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but with no standard meaning under IFRS. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The table below shows a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs:

	Three months ended March 31 (unaudited)

	2015 $ (000’s)	2014 $ (000’s)

Production costs per consolidated financial statements	77,823	62,305
Inventory sales adjustment	(9,759)	(1,205)

Cash operating costs	68,064	61,100
Royalties and production taxes per consolidated financial statements	4,995	4,310

Total cash costs	73,059	65,410

Gold production (in ounces)	97,044	96,303

Cash operating costs per ounce of gold production ($/ounce)	701	634
Total cash costs per ounce of gold production ($/ounce)	753	679

All-in Sustaining Costs per Gold Ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “All-in sustaining costs per gold ounce”, which has no standard meaning under IFRS. These standards became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, and reclamation liability accretion, all divided by the total gold ounces produced to arrive at a per ounce figure.

The table below shows a reconciliation of all-in sustaining costs per ounce to the unaudited condensed interim consolidated financial statements:

	Three months ended March 31 (unaudited)

	2015 $ (000’s)	2014 $ (000’s)

Production costs per consolidated financial statements	77,823	62,305
Inventory sales adjustment	(9,759)	(1,205)

Cash operating costs	68,064	61,100
Royalties and production taxes per consolidated financial statements	4,995	4,310
Corporate administration	9,708	7,322
Share-based payments – RSUs(1)	2,159	1,156
Community relations	849	1,509
Reclamation liability accretion (2)	350	259
Realized losses on fuel derivative contracts	554	-
Sustaining capital expenditures(3)	15,322	20,844
Sustaining exploration(3)	3,901	3,516

Total all-in sustaining costs	105,902	100,016

Gold production (in ounces)	97,044	96,303

All-in sustaining cost per ounce of gold production ($/ounce)	1,091	1,039

(1) Included as a component of Share-based payments on the statement of operations.

(2) Excludes reclamation accretion relating to Farley Lake, Kiaka and Fekola.

(3) Refer to Sustaining Capital Expenditures and Exploration reconciliation below.

The table below shows a reconciliation of the sustaining capital expenditures and exploration to the unaudited condensed interim consolidated financial statements:

	Three months ended March 31 (unaudited)

	2015 $ (000’s)	2014 $ (000’s)

Operating mine expenditures per statement of cash flows	29,188	22,146
Otjikoto mine construction, expansion and pre-production costs net of sales proceeds	(13,526)	-
Jabali underground development	(340)	-
Jabali antenna growth capital expenditure	-	(484)
Santa Pancha 2 growth capital expenditure	-	(818)

Sustaining Capital Expenditures	15,322	20,844

Operating mine exploration expenditures per statement of cash flows	3,901	3,804
Montana/Pajo growth exploration	-	(288)

Sustaining Exploration	3,901	3,516

Adjusted net income

Management believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business.

A reconciliation of net income to adjusted net income is set out in the table below:

	Three months ended March 31 (unaudited)

	2015 $ (000’s)	2014 $ (000’s)

Net income (loss) for the period	6,341	(23,978)
Adjustments:
Gain on sale of Bellavista property	(2,192)	-
(Gain) loss on fair value of convertible notes	(1,693)	38,287
Share-based payments	5,488	3,391
Write-down of long-term investments	1,338	262
Unrealized losses on derivative instruments	93	88
Deferred income tax expense/(recovery)	1,533	(878)

Adjusted net income	10,908	17,172

Basic weighted average number of common shares outstanding (in thousands)	917,660	671,755

Adjusted net earnings per share – basic ($/share)	0.01	0.03

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

	2015(3)	2014	2014	2014	2014	2013	2013	2013
Gold revenue ($ in thousands)	138,892	122,422	114,924	120,258	129,020	138,054	128,730	122,635
Gold sold (ounces)	114,799	102,612	91,282	93,330	98,995	106,185	93,429	86,239
Average realized gold price ($/ounce)	1,210	1,193	1,259	1,289	1,303	1,300	1,378	1,422
Gold produced (ounces)	97,044	111,804	90,192	85,704	96,303	105,577	98,992	82,083
Cash operating costs (1) ($/ounce gold)	701	646	732	720	634	638	653	732
Total cash costs (1) ($/ounce gold)	753	686	772	766	679	678	698	782
Net (loss) income for the period (2) ($ in thousands)	6,341	(356,750)	(274,128)	(11,529)	(23,978)	26,220	7,949	33,071
Earnings (loss) per share (2) – basic ($)	0.01	(0.39)	(0.39)	(0.02)	(0.04)	0.04	0.01	0.05
Earnings (loss) per share (2) – diluted ($)	0.00	(0.39)	(0.39)	(0.02)	(0.04)	0.02	0.00	0.05
Cash flows from operating activities ($ in thousands)	58,663	38,564	33,183	24,217	18,414	38,352	35,454	23,678

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

(2) Attributable to the shareholders of the Company.

(3) Starting March 1, 2015, the table includes results from the Otjikoto Mine which reached commercial production February 28, 2015.

Quarterly gold revenue increased significantly in the first quarter of 2015 due to the start of commercial production at the Company’s new Otjikoto Mine which contributed to higher ounces sold. The net loss recorded in the first quarter of 2014 primarily resulted from the loss on fair value of convertible notes of $38.3 million recorded during the quarter, while the net loss in the second quarter of 2014 primarily related to the loss on fair value of convertible notes of $4.4 million and a write-down of long-term investments of $2.7 million. The net loss in the third and fourth quarters of 2014 reflect the $298.4 million impairment charge relating to the Company’s goodwill and investment in Gramalote joint venture and a $436.0 million impairment charge, net of deferred income tax recoveries of $130.8 million, relating to the Masbate Mine’s long-lived assets, respectively.

OUTLOOK

With the successful transition from construction to commercial production at the Otjikoto Mine, the Company is projecting another record year of gold production in 2015. Company-wide production in 2015 from the newly constructed Otjikoto Mine, and the Masbate, La Libertad and Limon Mines is expected to be in the range of 500,000 to 540,000 ounces of gold, an increase of approximately 35% over 2014 production. Consolidated cash operating costs are expected to be in the range of $630 to $660 per ounce. The substantial increase in the Company’s consolidated gold production and the reduction in consolidated cash operating costs per ounce reflect the positive impact of new production from the Company’s low-cost Otjikoto Mine which reached commercial production on February 28, 2015.

With the commencement of production at the Otjikoto Mine and the robust Fekola Project on the horizon, the Company continues to pursue its strong growth profile and low-cost gold production base. Based on current assumptions, B2Gold expects gold production to grow from 380,000 ounces in 2014 to approximately 900,000 ounces in 2018. The Company is currently conducting a feasibility work program at Fekola with the final feasibility study scheduled for completion in June 2015. Road construction and other additional earthworks commenced in February 2015. The Company is again utilizing the in-house construction team that recently completed the construction of the Otjikoto Mine. Based on current assumptions the Company expects to complete construction at Fekola and commence production ramp up in late 2017.

The Company is well advanced in negotiations with its lenders and a syndicate of international banks to increase the term and amount of its revolving credit facility from $200 million to approximately $400 million (the “New RCF”). Closing of the New RCF is expected later in the second quarter of 2015.

The Company believes that closing of the proposed New RCF coupled with strong operating cashflows from the Company’s existing mine operations will provide the Company with adequate resources both to maintain its operations and fund construction of the Fekola Project (anticipated late 2017), based on current assumptions, including current gold prices.

With the expansion at the Otjikoto Mine and the commencement of construction at Fekola, the Company remains committed to maintaining its strong growth pipeline and low cost structure. In addition, the Company will continue an aggressive exploration program focused primarily on brownfields exploration on the Company’s existing projects.

Another important focus for the Company that continues to grow is our commitment to Corporate Social Responsibility. In 2014 we continued and added to many programs in the communities in which we work to improve the lives of others. Looking forward our commitment remains to focus on health, education and sustainable local business development.

OUTSTANDING SHARE DATA

At May 12, 2015, 925,076,561 common shares were outstanding. In addition, there were approximately 62.1 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$13.67 per share and 3.1 million RSUs.

CAUTION ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance, estimated future revenues, production estimates, anticipated operating and production costs and revenue and future demand for and prices of commodities; and statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties, including finalizing the Mining Convention with the Government of Mali and the potential development of the Fekola Project, the anticipated completion of the Fekola feasibility study and updating the Kiaka feasibility study, the projections included in existing technical reports, economic assessments and feasibility studies, the potential for expansion of mineral resources and reserves, including at the Masbate project, the potential for expansion of production capacity, including the cost reduction and continued ramp up and expansion of gold production at the Otjikoto mine and development of the adjacent Wolfshag zone, potential expansion options for the Masbate project and the potential to extend the mine life of the La Libertad and Limon mines, projected capital investments and exploration, and the availability of and potential for new credit facilities, including the New RCF. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; litigation risk; changes in tax laws; and community support for operations; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards.

In addition, this Management’s Discussion and Analysis uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in this Management’s Discussion and Analysis is economically or legally mineable. Disclosure of “contained ounces” is permitted under the Canadian disclosure rules; however, the SEC normally only permits issuers to report mineralization that do not constitute reserves as in place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments which are not based on “mineral reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “mineral reserves.” For the above reasons, information contained in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.